

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2011

<u>Via U.S. Mail and Facsimile to 886-2-26620816 and 403-266-5732</u>

Mr. James Wu
President and Chief Executive Officer
TransAKT Ltd.
No.3, Lane 141, Sec. 3, Beishen Rd.
Shenkeng Township
Taipei County 222
Taiwan (R.O.C)

> **RE: TransAKT Ltd.**
> **Form 20-F for the year ended December 31, 2009**
> **Filed June 29, 2010**
> **Form 10-Q for the quarter ended September 30, 2010**
> **Filed November 15, 2010**
> **File No. 000-50392**

Dear Mr. Wu:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

/s/ Robert S. Littlepage
for

Larry Spirgel
Assistant Director